                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of September, 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                   ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                        REPORT ON ISSUANCE OF SECURITIES

     On September 26, 2003, BNP Paribas, Luxembourg S.A. ("BNP Paribas") subscribed for 1,864,065 shares of common stock, par value KRW 5,000 per share (the "Common Shares"), of Shinhan Financial Group (the "Group") for a subscription price of KRW 14,832 per share, or for an aggregate subscription price of KRW 27,647,812,080.

     These Common Shares are expected to be delivered on October 1, 2003 and are also expected to be listed on the Korea Stock Exchange on October 2, 2003. The expenses related to this issuance amounted to KRW 144,149,440, consisting principally of registration fees paid to the Financial Supervisory Commission in Korea and listing fees.

     The purpose of this transaction was to permit BNP Paribas to maintain its 4% equity ownership in the Group pursuant to the terms of the Investment Agreement dated December 2001 between the Group and BNP Paribas, on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of Redeemable Convertible Preferred Shares issued by the Group in connection with its acquisition of Chohung Bank to KDIC.

     The Group expects to use the proceeds from this issuance for general corporate purposes.


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         The following tables set forth the major share ownership of the Group both before and after this transaction (as of December 31, 2002 for shareholders other than BNP Paribas, Korea Deposit Insurance Corporation ("KDIC"), Strider Asset Securitization).

                                            BEFORE                           AFTER               TYPE OF SHARES
                                -----------------------------    -----------------------------   --------------
NAME OF SHAREHOLDER             NUMBER OF SHARES   PERCENTAGE    NUMBER OF SHARES   PERCENTAGE
-------------------             ----------------   ----------    ----------------   ----------
KDIC                               91,304,564        23.40          91,304,564        23.30          Preferred
Shinhan Bank                       29,873,674         7.67          29,873,674         7.62          Common
Citibank, N.A.                     13,576,770         3.48          13,576,770         3.46          Common
BNP Paribas, Luxembourg            11,693,767         3.00          13,557,832         3.46          Common
Strider Asset Securitization        6,000,000         1.54           6,000,000         1.53          Preferred
National Pension Fund               7,302,985         1.87           7,302,985         1.86          Common
Daegyo Co., Ltd.                    4,594,549         1.18           4,594,549         1.17          Common
JPMCB                               4,520,310         1.16           4,520,310         1.15          Common

     The following tables set forth the major common share ownership of the Group both before and after this transaction (as of December 31, 2002 for shareholders other than BNP Paribas, KDIC, Strider Asset Securitization).

                                            BEFORE                           AFTER               TYPE OF SHARES
                                -----------------------------    -----------------------------   --------------
NAME OF SHAREHOLDER             NUMBER OF SHARES   PERCENTAGE    NUMBER OF SHARES   PERCENTAGE
-------------------             ----------------   ----------    ----------------   ----------
Shinhan Bank                       29,873,674        10.22          29,873,674        10.15          Common
Citibank, N.A.                     13,576,770         4.64          13,576,770         4.61          Common
BNP Paribas, Luxembourg            11,693,767         4.00          13,557,832         4.61          Common
National Pension Fund               7,302,985         2.50           7,302,985         2.48          Common
Daegyo Co., Ltd.                    4,594,549         1.57           4,594,549         1.56          Common
JPMCB                               4,520,310         1.55           4,520,310         1.54          Common
Korea Investment Trust              3,769,912         1.29           3,769,912         1.28          Common

          REPORT OF CHANGES IN SHARE OWNERSHIP BY LARGEST SHAREHOLDERS


1.   Name of Largest Shareholder Covered in this Report: BNP Paribas, Luxembourg

     Status: Registered Foreign Investor in Korea


2.   Number of Total Issued Shares of the Group

     - Total Common Shares (1)          :        294,225,190 shares
     - Total Preferred Shares (2)       :         97,304,564 shares
     - Total Shares (1) + (2)           :        391,529,754 shares


3.   Changes in Number of Shares owned by BNP Paribas, Luxembourg

     - Common Shares                    :        11,693,767 shares
     - Preferred Shares                 :                 0 shares
     - Newly Acquired Shares            :         1,864,065 Common Shares
     - Total Shares                     :        13,557,832
     - Ownership (%)                    :        4.61% of Total Common Shares
     - Ownership (%)                    :        3.46% of Total Shares


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        SHINHAN FINANCIAL GROUP CO., LTD.


                                        By:    /s/ Bhang Gil Choi
                                        ----------------------------------------
                                        Name:  Bhang Gil Choi
                                        Title: Chief Financial Officer

Date : September 16, 2003